UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-34804

LINIU TECHNOLOGY GROUP

(Translation of registrant’s name into English)

18/F, Shangcheng International Building,

Tianhe North Road, Guangzhou, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Changes in Registrant’s Certifying Accountant.

On April 24, 2018, LiNiu Technology Group (the “Company”) was advised by UHY LLP (“UHY”) that UHY was ceasing to serve as the Company’s accountants as of that date. The Company's Audit Committee has begun the process of identifying a new independent registered public accounting firm for the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 27, 2018	LINIU TECHNOLOGY GROUP

	By:	/s/ Wang Shun Yang
Name: Wang Shun Yang
Title: Co-CEO